                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------

                                 SCHEDULE 13E-3

                                (RULE 13e-3 100)

                     RULE 13E-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Seminis, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                                 Seminis, Inc.
                              Savia, S.A. de C.V.
                            Seminis Acquisition LLC
                              Seminis Merger Corp.
                               Alfonso Romo Garza
                                Mateo Mazal Beja
                            Bernardo Jimenez Barrera
                            Adrian Rodriguez Macedo
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   816658108
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                               Juliet Ream, Esq.
                                General Counsel
                                 Seminis, Inc.
                              2700 Camino del Sol
                         Oxnard, California 93030-7967
                        Telephone Number: (805) 647-1572


                                WITH A COPY TO:

      Howard S. Kelberg, Esq.                           David J. Friedman, Esq.
Milbank, Tweed, Hadley & McCloy LLP             Skadden, Arps, Slate, Meagher & Flom LLP
     One Chase Manhattan Plaza                             Four Times Square
     New York, New York 10005                           New York, New York 10036

--------------------------------------------------------------------------------
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

        This statement is filed in connection with (check the appropriate box):

a.[x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.[ ]   The filing of a registration statement under the Securities Act of 1933.

c.[ ]   A tender offer.

d.[ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

Transaction Valuation                                      Amount of Filing Fee
$71,369,505                                                $5,774.00

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,774.00    Filing Party: Seminis, Inc.

Form or Registration No.: Schedule 14A      Date Filed: June 27, 2003

                                  INTRODUCTION

      This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: (1) Seminis, Inc., a Delaware corporation (the "Company" or "Seminis"); (2) Savia, S.A. de C.V. ("Savia"); (3) Seminis Acquisition LLC, a Delaware limited liability company; (4) Seminis Merger Corp., a Delaware corporation; (5) Alfonso Romo Garza; (6) Mateo Mazal Beja; (7) Bernardo Jimenez Barrera; and (8) Adrian Rodriguez Macedo. The preceding persons are collectively referred to herein as the "Filing Persons," and individually as a "Filing Person."

      This Schedule 13E-3 relates to the agreement and plan of merger, dated as of May 30, 2003 (the "Merger Agreement"), among the Company, Seminis Acquisition LLC and Seminis Merger Corp. If the Merger Agreement and Merger (as defined below) are adopted and approved by the Seminis stockholders and the other conditions to the closing of the Merger are satisfied or waived, Seminis Merger Corp. will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation.

      In the Merger, the outstanding shares of the Company's Class A common stock, par value $0.01 per share, and the Company's Class B common stock, par value $0.01 per share (collectively, the "Common Stock"), other than those shares held by Seminis Acquisition LLC, Seminis Merger Corp. and Seminis and dissenting stockholders who perfect their appraisal rights under Delaware law with respect to shares of the Common Stock, will be converted, without any action on the part of the stockholders, into the right to receive $3.78 in cash per share. Options will be treated as described more fully in the Proxy Statement (as defined below). Any shares of the Common Stock held by the Company or Seminis Acquisition LLC will be cancelled without payment being made therefor. Each share of Seminis Merger Corp. outstanding will be converted into one share of newly-issued Seminis common stock pursuant to the Merger Agreement.

      Concurrently with the filing of this Schedule 13E-3, the Company is filing with the U.S. Securities and Exchange Commission a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to adopt and approve the Merger Agreement and the Merger.

      A copy of the Proxy Statement is attached hereto as Exhibit (a)(3). A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act ("Regulation M-A").

      The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this
Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including the appendices thereto.

      All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each Filing Person other than the Company has been supplied by each such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1.  Summary Term Sheet.

         Regulation M-A
         Item 1001

                Summary Term Sheet. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                           Transactions
                        Summary

Item 2.  Subject Company Information.

         Regulation M-A
         Item 1002

         (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary -- Transaction Participants
                        Seminis Business Description -- Company Overview

         (b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                        Information Concerning the Special Meeting -- Record
                          Date and Quorum Requirement
                        Common Stock Market Price and Dividend Information

         (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

         (d) Dividends. The information set forth in the Proxy Statement under the caption "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

         (e)    Prior Public Offerings. Not applicable.

         (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                        Information Regarding Seminis Common Stock Transactions
                          -- Purchases by Seminis

                        Information Regarding Seminis Common Stock Transactions
                          -- Purchases by Seminis Acquisition, Seminis Merger Corp., Mr. Romo, Savia and the Continuing Stockholders

Item 3.  Identity and Background of Filing Person.

         Regulation M-A
         Item 1003

         (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary
                        Current Executive Officers and Directors of Seminis Information About the Transaction Participants

         (b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary
                        Information About the Transaction Participants

         (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary
                        Current Executive Officers and Directors of Seminis Information About the Transaction Participants

Item 4.  Terms of the Transaction.

         Regulation M-A
         Item 1004

         (a)(1) Material Terms. Tender Offers. Not applicable.

         (a)(2) Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary
                        Information Concerning the Special Meeting
                        Special Factors -- Structure of the Transaction
                        Special Factors -- Purposes of the Merger and Related
                          Transactions; Certain Effects of the Merger and Related Transactions
                        Special Factors -- Background of the Merger and Related
                          Transactions
                        Special Factors -- Recommendations of the Special
                          Committee and the Board of Directors; Reasons for Recommending the Approval of the Transaction Proposal
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Special Factors -- Post-Closing Arrangements Among Fox
                          Paine, Mr. Romo and the Continuing Stockholders
                        Special Factors -- Material U.S. Federal Income Tax
                          Consequences
                        The Merger Agreement

         (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary
                        Information Concerning the Special Meeting -- Voting
                          Agreement
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Special Factors -- Post-Closing Arrangements Among Fox
                          Paine, Mr. Romo and the Continuing Stockholders
                        The Contribution Agreement
                        The Merger Agreement
                        The Voting Agreement
                        The Stock Purchase Agreement

         (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary -- Appraisal Rights
                        Special Factors -- Appraisal Rights of Stockholders Appendix D

         (e) Provisions for Unaffiliated Security Holders. The Filing Persons have made no provisions in connection with this transaction to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

         (f)    Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         Regulation M-A
         Item 1005

         (a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Special Factors -- Structure of the Transaction
                        Special Factors -- Background of the Merger and Related
                          Transactions
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Information About the Transaction Participants --
                          Past Contacts, Transactions, Negotiations and
                          Agreements

         (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary
                        Special Factors -- Background of the Merger and Related
                          Transactions
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions

         (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary
                        Special Factors -- Background of the Merger and Related
                          Transactions

         (e) Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary
                        Information Concerning the Special Meeting -- Voting
                          Agreement
                        Special Factors -- Structure of the Transaction
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Special Factors -- Post-Closing Arrangements Among Fox
                          Paine, Mr. Romo and the Continuing Stockholders
                        The Contribution Agreement
                        The Merger Agreement
                        The Voting Agreement
                        The Stock Purchase Agreement

Item 6.  Purposes of the Transaction and Plans or Proposals.

         Regulation M-A
         Item 1006

         (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary
                        Special Factors -- Purposes of the Merger and Related
                          Transactions; Certain Effects of the Merger and Related Transactions
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Special Factors -- Post-Closing Arrangements Among Fox
                          Paine, Mr. Romo and the

                          Continuing Stockholders
                        The Contribution Agreement
                        The Merger Agreement
                        The Stock Purchase Agreement

         (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary
                        Special Factors -- Purposes of the Merger and Related
                          Transactions; Certain Effects of the Merger and Related Transactions
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Special Factors -- Post-Closing Arrangements Among Fox
                          Paine, Mr. Romo and the Continuing Stockholders
                        Special Factors -- Plans for Seminis Following the
                          Merger and Related Transactions
                        Financing for the Merger and Related Transactions
                        The Merger Agreement

Item 7.  Purposes, Alternatives, Reasons and Effects.

         Regulation M-A
         Item 1013

         (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary
                        Special Factors -- Purposes of the Merger and Related
                          Transactions; Certain Effects of the Merger and Related Transactions
                        Special Factors -- Background of the Merger and Related
                          Transactions
                        Special Factors -- Recommendations of the Special
                          Committee and the Board of Directors; Reasons for Recommending the Approval of the Transaction Proposal
                        Special Factors -- Position of Savia, Mr. Romo and the
                          Continuing Stockholders
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Special Factors -- Post-Closing Arrangements Among Fox
                          Paine, Mr. Romo and the Continuing Stockholders
                        Special Factors -- Savia and Related Affiliate
                          Restructurings

         (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Special Factors -- Purposes of the Merger and Related
                          Transactions; Certain Effects of the Merger and Related Transactions
                        Special Factors -- Background of the Merger and Related
                          Transactions
                        Special Factors -- Recommendations of the Special
                          Committee and the Board of Directors; Reasons for Recommending the Approval of the Transaction Proposal

         (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary
                        Special Factors -- Structure of the Transactions Special Factors -- Purposes of the Merger and Related
                          Transactions; Certain Effects of the Merger and Related Transactions
                        Special Factors -- Background of the Merger and Related
                          Transactions
                        Special Factors -- Recommendations of the Special
                          Committee and the Board of Directors; Reasons for Recommending the Approval of the Transaction Proposal

                        Special Factors -- Opinion of the Financial Advisor to
                          the Special Committee
                        Special Factors -- Position of Savia, Mr. Romo and the
                          Continuing Stockholders
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Special Factors -- Post-Closing Arrangements Among Fox
                          Paine, Mr. Romo and the Continuing Stockholders
                        Special Factors -- Savia and Related Affiliate
                          Restructurings

         (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary
                        Special Factors -- Purposes of the Merger and Related
                          Transactions; Certain Effects of the Merger and Related Transactions
                        Special Factors -- Recommendations of the Special
                          Committee and the Board of Directors; Reasons for Recommending the Approval of the Transaction Proposal
                        Special Factors -- Position of Savia, Mr. Romo and the
                          Continuing Stockholders
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Special Factors -- Post-Closing Arrangements Among Fox
                          Paine, Mr. Romo and the Continuing Stockholders
                        Special Factors -- Material U.S. Federal Income Tax
                          Consequences

Item 8.  Fairness of the Transaction.

         Regulation M-A
         Item 1014

         (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary -- Recommendations of the Seminis Board of
                          Directors and the Special Committee
                        Summary
                        Special Factors -- Background of the Merger and Related
                          Transactions
                        Special Factors -- Recommendations of the Special
                          Committee and the Board of Directors; Reasons for Recommending the Approval of the Transaction Proposal
                        Special Factors -- Opinion of the Financial Advisor to
                          the Special Committee
                        Special Factors -- Position of Savia, Mr. Romo and the
                          Continuing Stockholders
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Special Factors -- Appraisal Rights of Stockholders

         (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary
                        Special Factors -- Structure of the Transaction
                        Special Factors -- Purposes of the Merger and Related
                          Transactions; Certain Effects of the Merger and Related Transactions
                        Special Factors -- Background of the Merger and Related
                          Transactions
                        Special Factors -- Recommendations of the Special
                          Committee and the Board of Directors; Reasons for Recommending the Approval of the Transaction Proposal
                        Special Factors -- Opinion of the Financial Advisor to
                          the Special Committee
                        Special Factors -- Position of Savia, Mr. Romo and the
                          Continuing Stockholders
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Special Factors -- Post-Closing Arrangements Among Fox
                          Paine, Mr. Romo and the Continuing Stockholders
                        Special Factors -- Appraisal Rights of Stockholders

         (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary -- Vote Required
                        Information Concerning the Special Meeting -- Vote
                          Required

         (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the caption "Special Factors -- Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval of the Transaction Proposal" is incorporated herein by reference.

         (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary -- Recommendations of the Seminis Board of
                          Directors and the Special Committee
                        Special Factors -- Recommendations of the Special
                          Committee and the Board of Directors; Reasons for Recommending the Approval of the Transaction Proposal

         (f)    Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

         Regulation M-A
         Item 1015

         (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary -- Fairness Opinion of Merrill Lynch, Pierce,
                          Fenner & Smith Incorporated
                        Special Factors -- Background of the Merger and Related
                          Transactions
                        Special Factors -- Opinion of the Financial Advisor to
                          the Special Committee
                        Special Factors -- Position of Savia, Mr. Romo and the
                          Continuing Stockholders
                        Special Factors -- Certain Financial Projections Appendix C

         (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary -- Fairness Opinion of Merrill Lynch, Pierce,
                          Fenner & Smith Incorporated
                        Special Factors -- Background of the Merger and Related
                          Transactions
                        Special Factors -- Opinion of the Financial Advisor to
                          the Special Committee
                        Special Factors -- Position of Savia, Mr. Romo and the
                          Continuing Stockholders
                        Special Factors -- Certain Financial Projections Appendix C

Item 10. Source and Amounts of Funds or Other Consideration.

         Regulation M-A
         Item 1007

         (a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary -- Financing; Source of Funds
                        Financing for the Merger and Related Transactions
                        The Merger Agreement

         (b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

                        Financing for the Merger and Related Transactions The Merger Agreement

         (c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary -- Financing; Source of Funds
                        Information Concerning the Special Meeting -- Proxy
                          Solicitation
                        Special Factors -- Fees and Expenses
                        Financing for the Merger and Related Transactions --
                          Requirements

         (d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary -- Financing; Source of Funds
                        Financing for the Merger and Related Transactions
                        The Merger Agreement

Item 11. Interest in Securities of the Subject Company.

         Regulation M-A
         Item 1008

         (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Security Ownership of Certain Beneficial Owners and
                          Management

         (b) Securities Transactions. The information set forth in the Proxy Statement under the caption "Information Regarding Seminis Common Stock Transactions" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

         Regulation M-A
         Item 1012

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary -- Voting Agreement
                        Summary -- Interests of Certain Persons in the Merger
                          and Related Transactions
                        Information Concerning the Special Meeting
                        Special Factors -- Purposes of the Merger and Related
                          Transactions; Certain Effects of the Merger and Related Transactions
                        Special Factors -- Recommendations of the Special
                          Committee and the Board of Directors; Reasons for Recommending the Approval of the Transaction Proposal
                        Special Factors -- Position of Savia, Mr. Romo and the
                          Continuing Stockholders
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        The Voting Agreement

         (e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Questions and Answers About the Merger and Related
                          Transactions
                        Summary -- Recommendations of the Seminis Board of
                          Directors and the Special Committee
                        Special Factors -- Recommendations of the Special
                          Committee and the Board of

                          Directors; Reasons for Recommending the Approval of the Transaction Proposal
                        Special Factors -- Position of Savia, Mr. Romo and the
                          Continuing Stockholders

Item 13. Financial Statements.

         Regulation M-A
         Item 1010

         (a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Seminis Selected Historical Consolidated Financial Data Summary Financial Information
                        Appendix F

         (b)    Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

         Regulation M-A
         Item 1009

         (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary -- Recommendations of the Seminis Board of
                          Directors and the Special Committee
                        Summary -- Fairness Opinion of Merrill Lynch, Pierce,
                          Fenner & Smith Incorporated
                        Summary -- Interests of Certain Persons in the Merger
                          and Related Transactions
                        Information Concerning the Special Meeting -- Proxy
                          Solicitation
                        Special Factors -- Recommendations of the Special
                          Committee and the Board of Directors; Reasons for Recommending the Approval of the Transaction Proposal
                        Special Factors -- Opinion of the Financial Advisor to
                          the Special Committee
                        Special Factors -- Position of Savia, Mr. Romo and the
                          Continuing Stockholders
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Appendix C

         (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
                        Summary -- Interests of Certain Persons in the Merger
                          and Related Transactions
                        Special Factors -- Background of the Merger and Related
                          Transactions
                        Special Factors -- Interests of Certain Persons in the
                          Merger and Related Transactions
                        Information Concerning the Special Meeting -- Proxy
                          Solicitation

Item 15. Additional Information.

         Regulation M-A
         Item 1011

         (b) Other Material Information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

         Regulation M-A
         Item 1016

         (a)(1) Press Release issued by Seminis, Inc., Savia, S.A. de C.V. and Fox Paine & Company, LLC, dated June 2, 2003.

         (a)(2) Memorandum to employees of Seminis from Alfonso Romo, dated June 2, 2003.

         (a)(3) Preliminary Proxy Statement, incorporated herein by reference to the Proxy Statement, filed with the U.S. Securities and Exchange Commission by Seminis, Inc. on June 27, 2003.

         (c)(1) Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 30, 2003, incorporated herein by reference to Appendix C to the Proxy Statement.

         (c)(2) Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors, dated May 30, 2003.

         (c)(3) Valuation Report of Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero Banorte to Savia, S.A. de C.V. dated April 24, 2003, as translated by Savia, S.A. de C.V.

         (c)(4) Presentation of Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero Banorte to Savia, S.A. de C.V., dated April, 2003, as translated by Savia, S.A. de C.V.

         (d)(1) Agreement and Plan of Merger, dated as of May 30, 2003, among Seminis, Inc., Seminis Acquisition LLC and Seminis Merger Corp., incorporated herein by reference to Appendix A to the Proxy Statement.

         (d)(2) Amended and Restated Exchange Agreement, dated as of May 30, 2003, between Seminis, Inc. and Savia, S.A. de C.V.

         (d)(3) Voting Agreement, dated as of May 30, 2003, among Savia, S.A. de C.V., Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y Pago Numero 167-5), Conjunto Administrativo Integral, S.A. de C.V., Park Financial Group, Ltd (BVI), Fox Paine Seminis Holdings, LLC, Seminis Acquisition LLC, Emprima, S.A. de C.V. and Alfonso Romo Garza, incorporated herein by reference to Appendix B to the Proxy Statement.

         (d)(4) Contribution Agreement, dated as of May 30, 2003, among Seminis Acquisition LLC, Savia, S.A. de C.V., Banca Afirme, S.A., Institucion de Banca Mulitple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y Pago Numero 167-5), Conjunto Administrativo Integral, S.A. de C.V., Desarrollo Consolidado de Negocios, S.A. de C.V., Park Financial Group, Ltd (BVI), Emprima, S.A. de C.V. and Alfonso Romo Garza and certain members of Seminis and Savia Management.

         (d)(5) Stock Purchase Agreement, dated as of May 30, 2003, among Seminis Acquisition LLC, Seminis Merger Corp., Fox Paine Seminis Holdings, LLC and Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y Pago Numero 167-5).

         (d)(6) Employment Agreement, dated May 30, 2003, by and between Seminis Merger Corp. and Alfonso Romo Garza.

         (d)(7) Employment Agreement, dated May 30, 2003, by and between Seminis Merger Corp. and Bernardo Jimenez.

         (d)(8) Employment Agreement, dated May 30, 2003, by and between Seminis Merger Corp. and Mateo Mazal Beja.

         (d)(9) Employment Agreement, dated May 30, 2003, by and between Seminis Merger Corp. and Gaspar Alvarez.

         (d)(10) Employment Agreement, dated May 30, 2003, by and between Seminis Merger Corp. and C. Edward Green.

         (d)(11) Employment Agreement, dated May 30, 2003, by and between Seminis Merger Corp. and Jose Manuel Madero Garza.

         (d)(12) Employment Agreement, dated May 30, 2003, by and between Seminis Merger Corp. and Bruno Ferrari Garcia de Alba.

         (f) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix D to the Proxy Statement.

         (g)      Not applicable.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                June 27, 2003

                                                SEMINIS, INC.

                                                    /s/ Gaspar Alvarez
                                                By: ____________________________
                                                          Gaspar Alvarez


                                                    /s/ Enrique Osorio
                                                By: ____________________________
                                                          Enrique Osorio


                                                SAVIA, S.A. DE C.V.

                                                    /s/ Bernardo Jimenez Barrera
                                                By: ____________________________
                                                      Bernardo Jimenez Barrera

                                                    /s/ Heriberto Muzza
                                                By: ____________________________
                                                          Heriberto Muzza

                                                SEMINIS ACQUISITION LLC

                                                    /s/ Bernardo Jimenez Barrera
                                                By: ____________________________
                                                      Bernardo Jimenez Barrera

                                                SEMINIS MERGER CORP.


                                                By: /s/ Alfonso Romo Garza
                                                    ____________________________
                                                       Alfonso Romo Garza


                                                By: /s/ Mateo Mazal Beja
                                                    ____________________________
                                                       Mateo Mazal Beja


                                                By: /s/ Bernardo Jimenez Barrera
                                                    ____________________________
                                                       Bernardo Jimenez Barrera


                                                By: /s/ Adrian Rodriguez Macedo
                                                    ____________________________
                                                       Adrian Rodriguez Macedo

                                  EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
------   -----------
(a)(1)   Press Release issued by Seminis, Inc., Savia, S.A. de C.V. and Fox
         Paine & Company, LLC, dated June 2, 2003.

(a)(2)   Memorandum to employees of Seminis from Alfonso Romo, dated
         June 2, 2003.

(a)(3) Preliminary Proxy Statement, incorporated herein by reference to the Proxy Statement, filed with the U.S. Securities and Exchange Commission by Seminis, Inc. on June 27, 2003.

(c)(1) Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 30, 2003, incorporated herein by reference to Appendix C to the Proxy Statement.

(c)(2) Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors, dated May 30, 2003.

(c)(3)   Valuation Report of Casa de Bolsa Banorte, S.A. de C.V., Grupo
         Financiero Banorte to Savia, S.A. de C.V. dated April 24, 2003.

(c)(4)   Presentation of Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero
         Banorte to Savia, S.A. de C.V., dated April 24, 2003.

(d)(1)   Agreement and Plan of Merger, dated as of May 30, 2003, among Seminis,
         Inc., Seminis Acquisition LLC and Seminis Merger Corp., incorporated herein by reference to Appendix A to the Proxy Statement.

(d)(2) Amended and Restated Exchange Agreement, dated as of May 30, 2003, between Seminis, Inc. and Savia, S.A. de C.V.

(d)(3)   Voting Agreement, dated as of May 30, 2003, among Savia, S.A. de C.V.,
         Banca Afirme, S.A., Institucion de Banca Mulitple, Afirme Grupo
         Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y
         Pago Numero 167-5), Conjunto Administrativo Integral, S.A. de C.V.,
         Park Financial Group, Ltd (BVI), Fox Paine Seminis Holdings, LLC,
         Seminis Acquisition LLC, Emprima, S.A. de C.V. and Alfonso Romo Garza, incorporated herein by reference to Appendix B to the Proxy Statement.

(d)(4)   Contribution Agreement, dated as of May 30, 2003, among Seminis
         Acquisition LLC, Savia, S.A. de C.V., Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso
         Irrevocable Administracion y Pago Numero 167-5), Conjunto
         Administrativo Integral, S.A. de C.V., Desarrollo Consolidado de
         Negocios, S.A. de C.V., Park Financial Group, Ltd (BVI), Emprima, S.A.
         de C.V. and Alfonso Romo Garza and certain members of Seminis and Savia
         Management.

(d)(5)   Stock Purchase Agreement, dated as of May 30, 2003, among Seminis
         Acquisition LLC, Seminis Merger Corp., Fox Paine Seminis Holdings, LLC and Banca Afirme, S.A., Institucion de Banca Multiple, Afirme Grupo
         Financiero, as trustee, under the Irrevocable Administration and Payment Trust Number 167-5 (Fideicomiso Irrevocable Administracion y
         Pago Numero 167-5).

(d)(6)   Employment Agreement, dated May 30, 2003, by and between Seminis Merger
         Corp. and Alfonso Romo Garza.

(d)(7)   Employment Agreement, dated May 30, 2003, by and between Seminis Merger
         Corp. and Bernardo Jimenez.

(d)(8)   Employment Agreement, dated May 30, 2003, by and between Seminis Merger
         Corp. and Mateo Mazal Beja.

(d)(9)   Employment Agreement, dated May 30, 2003, by and between Seminis Merger
         Corp. and Gaspar Alvarez.

(d)(10)  Employment Agreement, dated May 30, 2003, by and between Seminis Merger
         Corp. and C. Edward Green.

(d)(11)  Employment Agreement, dated May 30, 2003, by and between Seminis Merger
         Corp. and Jose Manuel Madero Garza.

(d)(12)  Employment Agreement, dated May 30, 2003, by and between Seminis
         Merger Corp. and Bruno Ferrari Garcia de Alba.

(f) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix D to the Proxy Statement.